Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

Commission File No. for Registration Statement on Form S-4 333-200614

Laboratory Corporation of America

531 South Spring Street

Burlington, NC 27215

Telephone: 336-436-5054

Fax: 336-436-1053

David P. King

Chairman and Chief Executive Officer

January 27, 2015

Dear Covance Senior Leaders,

This is an exciting time for Covance and LabCorp. As we plan for integration and move towards closing, I want to thank you for your leadership and your focus on protecting and growing Covance’s base business since the announcement of the transaction. Your leadership and efforts around growing the business will be even more important in the weeks and months ahead.

In addition to the nuts and bolts activities of combining two complicated businesses, we have also had teams working on the strategic ideas which we believe will make our merger incredibly rewarding for our clients, our employees and our investors. Last week, Joe and I had the opportunity to review these ideas with the investor community at the JP Morgan Healthcare Conference in San Francisco, and we believe the presentation was very well received.

We have identified three “Wave One” strategic opportunities as our top priorities in the first three years after the merger:

Deliver faster clinical trial enrollment. Combining LabCorp’s database of more than 70 million unique patient records with Covance’s investigator database and analytic capabilities will enable faster, higher-quality clinical trials, reducing trial cycle time by 30 to 50 percent, eliminating non-viable sites which can seriously delay recruitment by six to 12 months, reducing costs and increasing revenue for biopharma clients.

Partner of choice to develop and commercialize companion diagnostics. There are over one hundred companion diagnostics (CDx) on the market today (versus 13 in 2006) and dozens of drugs in Phase III development that will require CDx. Combining Covance’s strength in central lab/early development with LabCorp’s strength in test commercialization, will create the only company in the world that can offer comprehensive, end to end support for CDx development.

January 27, 2015

Enhance Phase IV trial experience and post-market surveillance. About 30 percent of Phase IV patients drop out due to inconvenient trial procedures and the limited number of trial sites. LabCorp’s 1,750 patient service centers, approximately 5,000 phlebotomists in physician offices and convenient patient web portal for scheduling can improve Phase IV patient experience. LabCorp’s infrastructure will serve another important function, allowing the combined organization to collect post-approval safety data on new drugs. Since 1972, more than 25 approved drugs have been withdrawn from the market, the vast majority due to toxicity. Covance’s analytics capabilities will give us the potential to identify early safety signals, avoid extensive recalls, and find genotypical characteristics of patients who experience adverse drug reactions so that the drug can be given to patients for whom it is safe. Our organizations will also be able to use these capabilities to assist biopharma companies in identifying new indication for their drugs through post-market studies.

Together, LabCorp expects these “Wave One” opportunities to be worth over $300 million in incremental 2018 revenue. In fact, I am pleased to announce that one client has already decided to award a large study to Covance, in part based on the promise of using LabCorp’s testing data to drive faster clinical trial enrollment.

I can’t tell you how excited I am about these opportunities, as well as many more that we continue to identify and evaluate. The list seems to grow longer every week. I am also excited about how the leadership and talent of Covance will help us implement these opportunities in the future.

In closing, I wanted to thank you again –for your leadership and focus on the business, and for your support of the Core Integration Team — as we move forward to Day 1. I hope to see each of you in the near future.

Best regards,

Dave King

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These

January 27, 2015

statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this communication are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. This communication relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, LabCorp has filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on January 14, 2015, and LabCorp and Covance filed the definitive proxy statement/prospectus in connection with the proposed transaction on January 16, 2015. Covance began mailing the definitive proxy statement/prospectus to Covance stockholders on January 20, 2015. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. Free copies of the registration statement, definitive proxy statement/prospectus and other relevant documents filed by

January 27, 2015

LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.